INVEST IN **TODOS COMEMOS** (YC S20)

First, ready-to-serve ingredients market-place in Latin America.



LEAD INVESTOR

Kevin Lin

Santiago and Mateo are driven founders, passionate about bringing more affordable, fresh, healthy food to the Latin American market. They are experienced entrepreneurs who have found a new sourcing model that offers customers ready made meal kits at prices lower than shopping for groceries themselves. Todos Comemos' goal is to transform people's lives from their kitchens, helping everyone to save time and money when eating at home. Santi and Mate have an obsession with this and are the founders to do it.

Invested $10,000 this round

Learn about Lead Investors

todoscomemos.com   Dover DE

| Software | Food | Technology | Social Impact | Marketplace |

OVERVIEW   UPDATES   WHAT PEOPLE SAY 7   ASK A QUESTION 10

Highlights

1. 🌐 $64B Total Available Market in LATAM; currently operating in Colombia & Mexico

2. 💪 Investors include Twitch cofounder, Y Combinator, Goodwater Capital, Rappi's Colombian GM, & more

3. ☑ Current users replacing 20% of groceries with Todos Comemos products & using them 3-5x per week.

4. 🔥 20% of user growth is organic; average CAC is $6 USD

5. 📊 Average order is $25 USD; 30% gross margin. 3x the prepared food industry average

6. 👨‍🍳 Co-founders are both 2x founders with backgrounds in foodtech for the last 6 years.

Our Team



Mateo Cardenas Co-founder & CEO

Co-founder & former CEO of Delirato (the first cloud kitchen chain in Colombia back in 2017). Grew it to 9 locations, in multiple cities.



Santiago Espinosa Co-founder & Head of product.

Co-founder & former CEO of enlau.co (the first and largest university marketplace in the region). Grew it to over 150,000 users.

Pitch



"The first ready-to-serve ingredients marketplace."



Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.


todoscomemoscol
HELP!
92 Me gusta
todoscomemoscol No sufras con la comida en casa, aprovecha nuestros productos pre-elaborados y ahorra tiempo y dinero!

Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.

1. According to Google mobility reports, time spent at home in LATAM has increased by **14%** on average, meaning that **100M** more people are consuming their meals at home.


0%
10%
20%
30%

Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.

2. Google trends 2020 in food and recipes showed "Easy recipes" as the #1 trend of the year.


Recipes
1 Easy recipes
2 Recetas con carne molida
3 Recetas con harina de trigo
4 Recetas con pechuga de pollo
5 Recetas con camarones
+ Show 5 more

Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.

3. When cooking at home people spend 8% of their time doing it* and waste 20% on average of their groceries.

*Meaning on average **2 hours per day** (3.5 years of their life)



Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.



4. Young generations cooking expertise and

variety is on average very limited.
The number one cooking super power that our users have requested is being able to prepare different and new dishes in a fast way.




Problem

Having "real" and varied easy to cook food at home is an increasing need that X and Millennial generations are experiencing and in most places of LATAM there´s no proper solution for them.

5. When ordering prepared food deliveries people have to pay on average 5 USD. (Only 4% of the population can afford it in a regular basis)



Average minimum wage

$ 1.5 USD $ 5 USD

Our solution

In March of 2020, we created the first LATAM pre-made ingredient marketplace where customers can buy hundreds of different ingredients to prepare thousands of different meals in simple steps, paying an average of $2 USD per meal.



Connecting industrial food production centers and their efficiency directly with consumers for the first time.



Producer's facilities

People's homes

Micro fullfilment.



Strategically we don´t produce the products.

The vendors OUR KEY PARTNERS



The pre-made ingredients are produced in industrial food production facilities (our vendors) that have historically served restaurants, hotels, schools, and B2B customers. **For the first time, they are reaching the final customers directly.**

Huge capacities and efficiencies that help us staying competitive with good margins.

Passing through a hard time due to the pandemic and tired of the traditional retail format.

| Quality assured. | Variety assured. | We work hand-in-hand with our vendors learning from the customers, gathering feedback, and evolving the product. |

Pre-made ingredients.



- Pre-cooked or pre-shopped.
- Ultra frozen or refrigerated.
- No added conservatives.
- All meal categories.

"The lego for home cooking."

The sales distribution among the ingredients category is as follows:

Category	Percentage
Proteins	37%
Snacks and Pastry	31%
Sides and salads.	19%
Soups and others.	13%



Since launching in march
we already have
300+ different products

As a team, we have been working for the last six years in the food & tech industry.

Mateo Cárdenas (CEO)
Co-founder and CEO Delirato (the first cloud kitchen in Colombia back in 2017). +7 locations.
in mateocardenas

Santiago Espinosa (PM)
Co-founder & CEO enlau.co (the first and largest university marketplace in the region, reaching +150.000 users)
in santiagoespinosam

Both businesses are still operating, but in June, we decided to **commit full time** to this opportunity to keep learning, growing, and to pursue this 64B USD opportunity.

Unit Economics

 Average order: **25 USD.**
(10 -14 meals)

Cost of sales 70% **(-17.5USD).** = 30% gross margin (7.5USD)

Cost to serve, fulfillment, picking, packing; 7% **(-1.75 USD)** = 23% ops margin (5.60 USD)

 Right now we donate **7% of our sales.** = Net margin: **16%**
(4 USD)

Blended average CAC.
6 USD.

The average frequency of use:
Every 21 days.

Payback time:
Second-third order
(42- 63 days).

Unit Economics

3.4x
Prepared foods average ticket.

1.7x
Higher take rate than food marketplace industry.

Positive margins
on orders since day one, including 7% donation.

Other consumers options.
Actual competitors.


Convenient
Non- convenient
Expensive
Affordable
Prepared food delivery.
Rappi
ifood
Uber Eats
First ready to serve ingredients marketplace.
Todos comemos
Cooking meal kits.
HOME CHEF
Blue Apron
Buying groceries & cooking from scratch.
éxito
Jüsto

Future real competitors.
And our 2 key competitive advantages.


Category focus.
Category variety
Liv Up
simpleat
Todos comemos
SUBWAY
CREPES & WAFFLES
éxito
Jüsto

Some insights.

- We are operating in **Bogota (Colombia) and CDMX (México).** 🇨🇴 🇲🇽
- Our current users are replacing at least **20% of their grocery purchases with our products** and using them for their home meals between **3-5 times per week.**
- Average ticket of retained users **increases on average by 7% order to order.**

Users come from:

- 20% Word of mouth
- 17% Referral program
- 10% B2B campaigns
- 43% Paid ads
- 10% Other



The "Market"

160M	20%	2USD
High and middle income households	(Replace) Home meals	per meal

This means that.

Bogota + CDMX  → **2.2 B** oportunity

LATAM → **64B** USD opportunity

Here some key insights



1. Frozen food sales grew **110% YoY in 2020.**

2. At the beginning of the year, in LATAM there were 2 companies selling pre-made ingredients directly to customers. **Today there are +70.**

3. There is no a top of mind or market leader in pre-made foods. We were the first pre-made ingredients marketplace and we are the largest one.



Starting in Bogota and Mexico City, we are working to be the leading pre-made ingredient marketplace in LATAM.

Funding

Total raised to day: **500,000 USD** at a 10 M post-money SAFE CAP.

100,000 USD extra allocation pending to be paid by investors.

Investors include: Goodwater Capital, Twitch co-founder Kevin Lin, Rappi's Colombian GM, YCombinator (S20), Greenway Mountain Capital, operated by some Just Eat senior executives, and other industry-related angels.

The goal of the current investment is to keep our expansion in Bogotá and CDMX until reaching 200K Monthly revenue (4.5 K active users) and then opening our Series A to go to major cities in LATAM. For this we are looking for 100,000 extra USD for a total 700.000 USD round.

This slide contains forward-looking projections that cannot be guaranteed.

